Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Coca-Cola Company for the registration of Debt Securities, Common Stock, Preferred Stock, Warrants, Depositary Shares, and Purchase Contracts and to the incorporation by reference therein of our reports dated (i) February 20, 2025 (except as it relates to the effects of the changes in reportable segments as discussed in Note 1, as to which the date is June 26, 2025), with respect to the consolidated financial statements of The Coca-Cola Company and subsidiaries, and (ii) February 20, 2025, with respect to the effectiveness of internal control over financial reporting of The Coca-Cola Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 23, 2025